EXHIBIT 10.48

October 10, 2003

Robin C. Stracey

By FedEx

Dear Robin:

On behalf of the Board of Directors of Applied Imaging Corp., I am pleased to extend an offer to you to join us as President and Chief Operating Officer based in our Santa Clara, California headquarters. You will be responsible for all commercial activities of the Company, including the worldwide sales and marketing of our products, all business development and corporate partnership activities, product development, manufacturing, customer support and field service operations. As a key member of the senior management team and an officer of the Company, you will be reporting to Carl Hull, Chief Executive Officer. Reporting to you will be Paddy O’Kelly, Vice President, Operations, with product development and manufacturing responsibilities; Colin Christie, Director of International Sales; Jeff Heimburger, Director of Marketing and Customer Support; and, Brian MacDonald, Director of US Sales.

Your will be paid at the rate of $19,417 per month, starting on November 17, 2003. In addition to your base salary, you will participate in an incentive compensation program with the following components:

•	A quarterly sales incentive based on your commercial team’s achievement of specific revenue, product mix and product development goals each calendar quarter; and,

•	An annual management incentive that is based on the Company’s achievement of specific corporate goals as approved by the Company’s Board of Directors.

Your target annual incentive amount will be $80,000 at planned levels of goal achievement. Your participation in the incentive plan will be structured so that you may earn up to $150,000 annually in addition to your base salary for maximal goal achievement and superior corporate performance. We anticipate that approximately 75% of your annual incentive amounts will be based, and paid, upon the achievement of quarterly milestones. To assist you with the transition from your current senior executive position with another corporation, Applied Imaging will guarantee the prorated target incentive amounts for the first two calendar quarters of your employment with the Company.

You will also be recommended to the Board of Directors for the issuance of a nonstatutory stock option (NSO) at an initial level of 200,000 shares. The exercise price of your option will be the closing market price of the company’s common stock on the last trading day preceding your start date with the Company. You will vest 25% of your total option on the one-year anniversary of your employment start date and monthly (1/48th) thereafter. It will, therefore,

2380 Walsh Avenue, Bldg. B, Santa Clara, CA 95051 Telephone 408-562-0250, Fax 408-562-0264 www.aicorp.com take you four years to become fully vested in this initial option grant. In the event of a change of control of the Company, this entire grant will be subject to immediate, accelerated vesting.

In the event that the Company terminates your employment for any reason not involving cause, you will receive a severance benefit equal to six months base salary, paid in accordance with the Company’s normal payroll practices. The Company also believes that you are an excellent candidate to assume the Chief Executive Officer role, should that position become available, and understands your interest in achieving this career objective in the near future. Should the Company be unable to or decline to offer you CEO responsibilities within 12 months of your employment start date and should you elect to resign from the Company for this reason, you will be eligible to receive a severance benefit equal to six months base salary, paid in accordance with the Company’s normal payroll practices and your initial NSO grant will be subject to accelerated vesting. Either offer of a severance benefit is conditioned upon your execution of a release that will include confidentiality and non-compete provisions acceptable to the Company. For the purpose of clarification, you may receive the severance benefits outlined above for either stated reason, but will not be eligible to receive both benefits under any circumstance.

As an Applied Imaging employee, you are eligible to receive certain employee benefits, which presently include 15 days per year of vacation time and up to 10 days per year of sick leave. Applied Imaging will provide medical, dental and life insurance benefits to you at a subsidized rate. Medical and dental insurance is also available for you and your qualifying dependents. Coverage under these various programs will begin 30 days after your date of hire. Applied Imaging also offers a 401(k) plan with an employer match of the first 3% of employee contributions, subject to any statutory limitations on contributions made on behalf of highly-compensated employees. We also currently offer a discounted employee stock purchase program.

Prior to beginning employment with the Company, the completion of a drug screening test is required. Please contact Dale Xavier at 408-450-4330 to arrange for this screen upon your acceptance of this offer. This offer of employment is contingent upon your successful completion of this screening test as required by the Company’s policies and procedures. In addition, you will be required to sign the Company’s standard Employment, Confidential Information and Invention Assignment Agreement which I have attached for your reference. Additionally, as a final step in this process, Neil Kazan is providing us with the written results of his reference checks; we expect to have all of those in our hands by this weekend.

You should be aware that your employment with Applied Imaging is for no specified period. As a result, you are free to resign at any time, for any reason or for no reason. Similarly, the Company is free to conclude its employment relationship with you at any time, with or without cause.

If you have the time over the weekend, Nanci and I would like to invite you to join us at the house for a welcoming glass of wine, or other libation that you may prefer. Please give me a call at home if you might be able to join us on Sunday sometime. Kirk Raab, Jack Blakemore, Jack Goldstein and I are each looking forward to welcoming you to the Applied Imaging team. Please indicate your acceptance of the terms of this offer by signing one copy and returning it to our confidential fax.

With best personal regards,

/s/ Carl W. Hull

Carl W. Hull

Chief Executive Officer

Accepted:     /s/ Robin C. Stracey

Robin C. Stracey